UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Centric Brands Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

15644G 104

(CUSIP Number)

John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,591,091
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,591,091
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,591,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO CSF III Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,404,133
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,404,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha II Trading (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 907,808
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Fund (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,302
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Aiguille des Grands Montets Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,850
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,591,091
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,591,091
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,591,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,404,133
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,404,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,404,133
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,404,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 907,808
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 907,808
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,302
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,336
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,054,336
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,850
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,850
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Legend Holdings (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,425,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,425,879
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,425,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Holdings (Cayman) - NQ Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,425,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,425,879
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,425,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,425,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,425,879
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,425,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,264
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,264
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO GP - NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,489,849
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,489,849
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,489,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,850
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,336
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,054,336
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,182,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,182,187
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,182,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,489,849
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,489,849
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,489,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,489,849
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,489,849
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,489,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management (Delaware) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,489,849
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,489,849
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,489,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,489,849
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,489,849
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,489,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,672,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,672,036
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,672,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,672,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,672,036
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,672,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,672,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,672,036
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,672,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock (as defined below) of the Issuer (as defined below) and amends the initial statement on Schedule 13D filed on November 8, 2018 (as amended, the “Schedule 13D”). This Amendment No. 1 reflects, among other things, the conversion of The Blackstone Group L.P., a Delaware limited partnership, into a Delaware corporation named The Blackstone Group Inc., which became effective on July 1, 2019. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.10 par value (the “Common Stock”) of Centric Brands Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 350 5th Avenue, 6th Floor, New York, New York 10118.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i) GSO Capital Opportunities Fund III LP, which is a Delaware limited partnership, GSO CSF III Holdco LP, which is a Delaware limited partnership, GSO Credit Alpha II Trading (Cayman) LP, which is a Cayman Islands limited partnership, GSO Harrington Credit Alpha Fund (Cayman) L.P., which is a Cayman Islands limited partnership and GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership (collectively, the “GSO Funds”);

(ii) GSO Capital Opportunities Associates III LLC, which is a Delaware limited liability company, GSO Capital Solutions Associates III LP, which is a Cayman Islands limited partnership, GSO Capital Solutions Associates III (Delaware) LLC, which is a Delaware limited liability company, GSO Credit Alpha Associates II LP, which is a Cayman Islands limited partnership, GSO Credit Alpha Associates II (Delaware) LLC, which is a Delaware limited liability company, GSO Harrington Credit Alpha Associates L.L.C., which is a Delaware limited liability company, GSO Holdings I L.L.C., which is a Delaware limited liability company, and GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with the GSO Funds, the “GSO Entities”);

(iii) BTO Legend Holdings (Cayman)—NQ L.P., which is a Québec société en commandite, and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P., which is a Cayman Islands limited partnership (together, along with BTO Legend Holdings L.P., which serves as nominee for BTO Legend Holdings (Cayman)—NQ L.P. with respect to securities of the Issuer, the “Blackstone Funds”);

(iv) BTO Holdings (Cayman)—NQ Manager L.L.C., which is a Delaware limited liability company, Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., which is a Cayman Islands limited partnership, and BTO GP—NQ L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

(v) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, Blackstone Holdings I L.P., which is a Delaware limited partnership, Blackstone Holdings II L.P., which is a Delaware limited partnership, Blackstone Holdings I/II GP L.L.C., which is a Delaware limited liability company, Blackstone Holdings IV L.P., which is a Québec société en commandite, Blackstone Holdings IV GP L.P., which is a Québec société en commandite, Blackstone Holdings IV GP Management (Delaware) L.P., which is a Delaware limited partnership, and Blackstone Holdings IV GP Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Holdings Entities”);

(vi) The Blackstone Group Inc., which is a Delaware corporation, and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities” and collectively with the Blackstone Funds and the Blackstone Holdings Entities, the “Blackstone Persons”);

(vii) Stephen A. Schwarzman, who is a United States citizen; and

(viii) Bennett J. Goodman, who is a United States citizen.

The principal business address of each of the Blackstone Persons and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities and Mr. Goodman is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Opportunities Associates III LLC is performing the functions of, and serving as, the general partner of GSO Capital Opportunities Fund III LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III LP is performing the functions of, and serving as, the general partner of GSO CSF III Holdco LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Capital Solutions Associates III LP. The principal business of GSO Credit Alpha Associates II LP is performing the functions of, and serving as, the general partner of GSO Credit Alpha II Trading (Cayman) LP and its related investment vehicles. The principal business of GSO Credit Alpha Associates II (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Credit Alpha Associates II LP. The principal business of GSO Harrington Credit Alpha Associates L.L.C. is performing the functions of, and serving as, the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. and its related investment vehicles. The principal business of GSO Capital Partners LP is serving as the investment manager or adviser of GSO Aiguille des Grands Montets Fund II LP and other affiliated entities. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C. and other affiliated entities.

The principal business of the Blackstone Funds is investing in securities. The principal business of BTO Holdings (Cayman)—NQ Manager L.L.C. is performing the functions of, and serving as, the general partner of, BTO Legend Holdings (Cayman)—NQ L.P. The principal business of Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. is performing the functions of, and serving as, the managing member of, BTO Holdings (Cayman)—NQ Manager L.L.C. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of BTO GP—NQ L.L.C. is performing the functions of, and serving as, the general partner of, Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV L.P. is performing the functions of, and serving as, the sole member of BTO GP—NQ L.L.C. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP Management (Delaware) L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP L.P. The principal business of Blackstone Holdings IV GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. and other affiliated Blackstone entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Advisor Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings IV GP Management L.L.C. and Blackstone Holdings I/II GP, L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

Pursuant to the terms of the Stockholder Agreement, GSO Capital Partners LP (on behalf of the GSO Funds and Blackstone Funds) is entitled to nominate two directors (the “GSO Directors”) to the Issuer’s board of directors (the “Board”). As previously disclosed by the Issuer, on April 11, 2020, the Board accepted the resignations of Messrs. Randall Kessler and Robert Petrini from the Board. On April 11, 2020, the Board elected Ms. Marjorie Bowen and Mr. Sherman K. Edmiston III to fill the vacancies created by the resignations of Messrs. Kessler and Petrini. Ms. Bowen and Mr. Edmiston replace Messrs. Kessler and Petrini, respectively, as the GSO Directors.

On April 16, 2020, the Issuer announced that the Board had formed a Special Committee consisting solely of independent directors to, among other things, review and evaluate potential strategic alternatives available to the business of the Issuer, including potential recapitalizations, financings, amendments, waivers, the restructuring of indebtedness, strategic transactions, rights offerings, sales of equity or assets or other transactions.

In connection with the foregoing, the Reporting Persons have engaged advisors to assist in a review and evaluation of strategic alternatives with respect to the Issuer and are engaged in discussions with advisors to the Special Committee and the Issuer, members of management, other security holders of the Issuer, lenders under the Issuer’s first lien credit agreement and other lenders to the Issuer and its subsidiaries, with respect to the Reporting Persons’ plans with respect to its investment in the Issuer. Such discussions have related to a potential restructuring of the Issuer and its subsidiaries, including the Reporting Persons interest in providing financing to the Issuer, a conversion of some or all of the Reporting Person’s existing debt into equity of the Issuer and/or one or more of its subsidiaries and/or making an equity investment in the Issuer and/or one or more of its subsidiaries. A transaction related to any such matters may result in one or more of the matters specified in (a) through (j) of Item 4 of Schedule 13D. There can be no assurance that the Reporting Persons will take any specific action in connection with the matters set forth above, and if undertaken, the Reporting Persons may modify or terminate any activities at any time. There can be no assurance that any such discussions will result in a transaction being entered into or consummated.

Except as described in this Amendment No. 1 to Schedule 13D, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 59,056,743 shares of Common Stock outstanding as of November 14, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2019.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

In the aggregate, the Reporting Persons hold 26,219,501 shares of Common Stock and $27,620,283 principal amount of Convertible Notes, which includes $2,620,283 PIK Principal (as defined below), which Convertible Notes are convertible into an aggregate of 3,452,535 shares of Common Stock as of the date hereof. Pursuant to the terms of the Convertible Notes, to the extent that the Issuer is unable to pay cash interest on the Convertible Notes on each interest payment date because of restrictions in the Issuer’s credit agreements or other debt agreements of the Issuer, an amount equal to the unpaid interest then due will be added to the principal amount of the Convertible Notes (such additional amount, the “PIK Principal”). The Issuer may, at any time and at its sole option, elect to prepay the entirety of aggregate then-outstanding PIK Principal, plus any accrued and unpaid interest on such PIK Principal, at any time (an “Optional PIK Prepayment”). Optional PIK Prepayments may be paid in cash.

As of the date hereof, (i) GSO Capital Opportunities Fund III LP holds 9,358,749 shares of Common Stock and $9,858,744 principal amount of Convertible Notes, which includes $935,280 PIK Principal (convertible into an aggregate of 1,232,342 shares of Common Stock), (ii) GSO CSF III Holdco LP holds 8,309,901 shares of Common Stock and $8,753,862 principal amount of Convertible Notes, which includes $830,431 PIK Principal (convertible into an aggregate of 1,094,232 shares of Common Stock), (iii) GSO Credit Alpha II Trading (Cayman) LP holds 802,179 shares of Common Stock and $845,039 principal amount of Convertible Notes, which includes $80,167 PIK Principal (convertible into an aggregate of 105,629 shares of Common Stock), (iv) GSO Harrington Credit Alpha Fund (Cayman) L.P. holds 133,697 shares of Common Stock and $140,841 principal amount of Convertible Notes, which includes $13,361 PIK Principal (convertible into an aggregate of 17,605 shares of Common Stock), (v) GSO Aiguille des Grands Montets Fund II LP holds 112,974 shares of Common Stock and $119,010 principal amount of Convertible Notes, which includes $11,290 PIK Principal (convertible into an aggregate 14,876 shares of Common Stock), (vi) BTO Legend Holdings L.P., as nominee for BTO Legend Holdings (Cayman)—NQ L.P., holds 7,445,474 shares of Common Stock and $7,843,241 principal amount of Convertible Notes, which includes $744,073 PIK Principal (convertible into an aggregate of 980,405 shares of Common Stock), and (vii) Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. holds 56,527 shares of Common Stock and $59,545 principal amount of Convertible Notes, which includes $5,649 PIK Principal (convertible into an aggregate of 63,970 shares of Common Stock).

GSO Capital Opportunities Associates III LLC is the general partner of GSO Capital Opportunities Fund III LP. GSO Capital Solutions Associates III LP is the general partner of GSO CSF III Holdco LP. GSO Capital Solutions Associates III (Delaware) LLC is a general partner of GSO Capital Solutions Associates III LP. GSO Credit Alpha Associates II LP is the general partner of GSO Credit Alpha II Trading (Cayman) LP. GSO Credit Alpha Associates II (Delaware) LLC is a general partner of GSO Credit Alpha Associates II LP. GSO Harrington Credit Alpha Associates L.L.C. is the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. GSO Capital Partners LP is the investment manager of GSO Aiguille des Grands Montets Fund II LP. GSO Holdings I L.L.C. is the sole or managing member in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C.

BTO Holdings (Cayman)—NQ Manager L.L.C. is the general partner of BTO Legend Holdings (Cayman)—NQ L.P. Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. is the managing member of BTO Holdings (Cayman)—NQ Manager L.L.C. BTO GP—NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. Blackstone Holdings IV L.P. is the sole member of BTO GP—NQ L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P.

The Blackstone Group Inc. is the sole member of Blackstone Holdings IV GP Management L.L.C. and Blackstone Holdings I/II GP, L.L.C. Blackstone Group Management L.L.C. is the holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Blackstone Funds and/or the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Funds and GSO Funds to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

The GSO Funds and Blackstone Funds have entered into a Stockholders Agreement with TCP Denim, LLC, Tengram Capital Partners Fund II, L.P., Tengram Capital Partners Gen2 Fund, L.P., Tengram Capital Associates, LLC and RG II Blocker, LLC (collectively, the “Tengram Funds”), as described in Item 6 of the Schedule 13D, pursuant to which, among other things, the Reporting Persons and the Tengram Funds have agreed to vote their shares of the Issuer’s Common Stock for two directors nominated by the Reporting Persons and two directors designated by the Tengram Funds, subject to reduction in the event that the Reporting Persons or the Tengram Funds reduce their ownership of the Issuer’s Common Stock, and for the Chief Executive Officer and for independent directors mutually acceptable to the Reporting Persons and the Tengram Funds.

Beneficial ownership amounts reported in this Schedule 13D exclude shares of Common Stock subject to the Stockholder Agreement held by the Tengram Funds. Given the terms of the Stockholder Agreement, as of the date hereof, each of the GSO Funds, the Blackstone Funds and the Tengram Funds and certain of their respective affiliates may be deemed to be a member of a “group” under Rule 13d-5 under the Exchange Act. Based on stock ownership information for the Tengram Funds as set forth in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 7, 2019, reporting beneficial ownership by the Tengram Funds of 12,821,093 shares of Common Stock, such “group” may be deemed to beneficially own, in the aggregate 42,493,129 shares of Common Stock, or 67.4% of the outstanding shares of Common Stock, calculated assuming conversion of the Convertible Notes and the warrants held by the Tengram Funds.

The Tengram Funds have filed a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Tengram Funds.

(c)None of the Reporting Persons has effected any transaction in the past 60 days in shares of Common Stock.

Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

(e) Effective as of January 1, 2020, Bennett J. Goodman stepped down as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP and therefore was no longer deemed to be a beneficial owner of the securities held by the GSO Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference herein, as applicable.

On April 20, 2020, the Issuer entered into Amendment No. 2 and Waiver (the “Second Lien Amendment”) to the Second Lien Credit Agreement, among the Issuer, U.S. Bank National Association, as the administrative agent and collateral agent, and the GSO Funds and the Blackstone Funds (in their capacities as lenders under the Second Lien Credit Agreement). Pursuant to the Second Lien Amendment, the parties thereto agreed to certain matters relating to, among other things, the payment of interest, restrictions on the Issuer’s ability to take certain actions with respect to its other indebtedness, waiver of certain defaults, and consents to certain other actions, as described more fully in the Current Report on Form 8-K filed by the Issuer on April 21, 2020.

The above description of the Second Lien Amendment does not purport to be complete and is qualified in its entirety by reference to the Second Lien Amendment, a copy of which is filed as Exhibit K to this Schedule 13D and which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit K Amendment No. 2 and Waiver to Second Lien Credit Agreement, dated as of April 20, 2020, by and among Centric Brands Inc., each other loan party thereto, the lenders from time to time party thereto and U.S. Bank National Association, as the administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020

GSO CAPITAL OPPORTUNITIES FUND III LP
By: GSO Capital Opportunities Associates III LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CSF III HOLDCO LP
By: GSO Capital Solutions Associates III LP, its general partner
By: GSO Capital Solutions Associates III (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA II TRADING (CAYMAN) LP
By: GSO Credit Alpha Associates II LP, its general partner
By: GSO Credit Alpha Associates II (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) L.P.
By: GSO Harrington Credit Alpha Associates L.L.C., its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO AIGUILLE DES GRANDS MONTETS FUND II LP
By: GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES III LP
By: GSO Capital Solutions Associates III (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES III (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II LP
By: GSO Credit Alpha Associates II (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA ASSOCIATES L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTO LEGEND HOLDINGS (CAYMAN)—NQ L.P.
By: BTO Holdings (Cayman)—NQ Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., its managing member
By: BTO GP—NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher James
Title:	Authorized Person

BTO HOLDINGS (CAYMAN)—NQ MANAGER L.L.C.
By: Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., its managing member
By: BTO GP—NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES MANAGEMENT ASSOCIATES (CAYMAN)—NQ L.P.
By: BTO GP—NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO GP—NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP III (CAYMAN)—NQ—ESC L.P.
By: BTO GP—NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President and Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer and Secretary of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Joseph P. Baratta	Global Head of Private Equity of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO, Deloitte (Deloitte Touche Tohmatsu) and retired Senior Partner, Deloitte (Deloitte (USA))

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.